82-4504

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 NOV 27 AM 9:25

November 19, 2002

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

02060075

Dear Sirs:

RE: Form 27 (Material Change Report) Dated November 19, 2002
Pursuant to News Release Dated November 18, 2002

Enclosed please find Form 27 as noted above.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

November 18, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

November 18, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

The Company and Tres-Or Resources Ltd. are pleased to report that the phase I exploration by Tres-Or on the Temagami North Option has outlined over a dozen targets. Further ground truthing, interpretation and additional magnetic surveys are underway. Diamond drilling has been recommended to further test this anomaly as part of the Rock/Tres-Or winter exploration program.

Item 5 **Full Description of Material Change**

TEMAGAMI NORTH – WINTER DRILL PROGRAM TO COMMENCE

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to report that the phase I exploration by Tres-Or on the Temagami North Option has outlined over a dozen targets.

The program has outlined over a dozen priority circular magnetic targets with responses indicative of potential kimberlite pipes on the Bucke and Lundy claims. Detailed follow-up sampling, prospecting and mapping have outlined structural features that may have influenced kimberlite emplacement. As part of the phase I program, 41 till samples were collected down-ice of magnetic anomalies to test for kimberlite indicator minerals (KIM). Further ground truthing, interpretation and additional magnetic surveys are underway. Seven ground magnetic survey grids have been completed to cover portions of the Temagami North Option properties in Firstbrook and Coleman townships. Data compilation and interpretation is continuing.

A series of northwest trending faults occur in the Bucke Township area. These faults are part of the Lake Timiskaming Structural Zone, and graben feature that extends from the Ottawa River northwest toward the James Bay lowlands. Research indicates that some of these northwest trending faults are associated with the emplacement of kimberlites in the New Liskeard/Cobalt kimberlite field. The till samples collected during the exploration program are located down-ice of magnetic anomalies with signatures having the potential to be kimberlite pipes. The till samples are being processed by Meridian Geoscience Ltd. for indicator minerals and the recovered KIM grains will be selectively analysed chemically by electron microprobe to prioritise potentially diamondiferous targets.

An earlier till sample tested a circular magnetic target on the Temagami North claims that is similar in size and amplitude to the Bucke Pipe owned by NovaWest Resources Inc. Recent sediments derived from the Wisconsonian glaciation period cover this area and glacial till, glacio-fluvial sediments, and lake bottom deposits are locally thick. Diamond drilling has been recommended to further test this anomaly as part of the Rock/Tres-Or winter exploration program. Over the Bucke Pipe, located approximately 500m east of the claims, between 50 and 100 metres of overburden cover the 700m X 700m pipe. The Temagami North claims have the potential to host diamondiferous kimberlite due to the underlying Archean basement rocks

of the Superior Craton, their position within the New Liskeard kimberlite field, and their proximity to the known Bucke and Gravel pipes.

In making the announcement, Graeme Rowland, Rock Resources Chairman and President said, "The Company has agreed to Tres-Or's proposals to drill targets on this joint venture property beginning this winter."

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

November 19, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ROCK RESOURCES INC.
#2120 – 1055 W. Hastings Street, Vancouver, BC, Canada, V6E 2E9
Web Site: www.rockresources.com • Email: info@rockresources.com
TSX Venture: RCK

TRES-OR RESOURCES LTD.
1934 – 131 Street, White Rock, BC, Canada, V4A 7R7
Web Site: www.tres-or.com • Email: info@tres-or.com
TSX Venture: TRS

November 18, 2002

02 NOV 27 AM 9:25

NEWS RELEASE

TEMAGAMI NORTH – WINTER DRILL PROGRAM TO COMMENCE

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to report that the phase I exploration by Tres-Or on the Temagami North Option has outlined over a dozen targets.

The program has outlined over a dozen priority circular magnetic targets with responses indicative of potential kimberlite pipes on the Bucke and Lundy claims. Detailed follow-up sampling, prospecting and mapping have outlined structural features that may have influenced kimberlite emplacement. As part of the phase I program, 41 till samples were collected down-ice of magnetic anomalies to test for kimberlite indicator minerals (KIM). Further ground truthing, interpretation and additional magnetic surveys are underway. Seven ground magnetic survey grids have been completed to cover portions of the Temagami North Option properties in Firstbrook and Coleman townships. Data compilation and interpretation is continuing.

A series of northwest trending faults occur in the Bucke Township area. These faults are part of the Lake Timiskaming Structural Zone, and graben feature that extends from the Ottawa River northwest toward the James Bay lowlands. Research indicates that some of these northwest trending faults are associated with the emplacement of kimberlites in the New Liskeard/Cobalt kimberlite field. The till samples collected during the exploration program are located down-ice of magnetic anomalies with signatures having the potential to be kimberlite pipes. The till samples are being processed by Meridian Geoscience Ltd. for indicator minerals and the recovered KIM grains will be selectively analysed chemically by electron microprobe to prioritise potentially diamondiferous targets.

An earlier till sample tested a circular magnetic target on the Temagami North claims that is similar in size and amplitude to the Bucke Pipe owned by NovaWest Resources Inc. Recent sediments derived from the Wisconsonian glaciation period cover this area and glacial till, glacio-fluvial sediments, and lake bottom deposits are locally thick. Diamond drilling has been recommended to further test this anomaly as part of the Rock/Tres-Or winter exploration program. Over the Bucke Pipe, located approximately 500m east of the claims, between 50 and 100 metres of overburden cover the 700m X 700m pipe. The Temagami North claims have the potential to host diamondiferous kimberlite due to the underlying Archean basement rocks of the Superior Craton, their position within the New Liskeard kimberlite field, and their proximity to the known Bucke and Gravel pipes.

In making the announcement, Graeme Rowland, Rock Resources Chairman and President said, "The Company has agreed to Tres-Or's proposals to drill targets on this joint venture property beginning this winter."

ON BEHALF OF
THE BOARD OF DIRECTORS OF
ROCK RESOURCES INC.

"Graeme Rowland"

Graeme Rowland
Chairman and President

ON BEHALF OF
THE BOARD OF DIRECTORS OF
TRES-OR RESOURCES LTD.

"Laura Lee Duffett"

Laura Lee Duffett
President

For further information contact:
Rock Resources Inc:
Graeme Rowland
Phone: 1-888-ROCK-RES (762-5737) Fax: (604) 682-6038
e-mail: graeme@rockresources.com website: www.rockresources.com

Tres-Or Resources Ltd:
Laura Lee Duffett, P.Geo., President
Phone: (604) 541-8376 Fax: (604) 541-8926
e-mail: info@tres-or.com website: www.tres-or.com